TIAA Real Estate Account c/o Teachers Insurance and Annuity Association of America 8500 Andrew Carnegie Boulevard Charlotte, NC 28262	F. Scott Thomas Director and Associate General Counsel (704) 988-3687 (tele) sthomas@tiaa.org

April 26, 2017

VIA EDGAR AND FACSIMILE

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4644
Mail Stop 3233
Attention: Rahul K. Patel, Staff Attorney

Re:     TIAA Real Estate Account
Amendment No. 1 to Registration Statement on Form S-1
(as amended, the “Registration Statement”) (File No. 333-216849)

Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, the undersigned, as principal underwriter for the TIAA Real Estate Account (the “Company”), hereby joins a request by Teachers Insurance and Annuity Association of America, on behalf of the Company, to accelerate the effective date of the above-captioned Registration Statement for certain variable annuity contracts as soon as reasonably practicable after 8:00 a.m. ET on Monday, May 1, 2017.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

TIAA REAL ESTATE ACCOUNT

By:	TEACHERS INSURANCE AND ANNUITY
ASSOCIATION OF AMERICA

By: /s/ F. Scott Thomas, Esq.______________________
Name:     F. Scott Thomas, Esq.
Title:     Director and Associate General Counsel

FST/fst